NETLIST, INC.

175 Technology Drive, Suite 150

Irvine, California 92618

November 27, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eric Atallah

Re:	Netlist, Inc.
Registration Statement on Form S-3
Filed on November 13, 2018
File No. 333- 228348
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Netlist, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to Wednesday, November 28, 2018, at 4:00 p.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Scott Stanton or Jacqulyn Lewis of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (858) 314-1500, with any comments or questions regarding the Registration Statement.

Very truly yours,

Netlist, Inc.

/s/ Gail M. Sasaki
Gail M. Sasaki
Chief Financial Officer

cc:	Netlist, Inc.
Chun K. Hong, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Stanton, Esq.
Jacqulyn Lewis, Esq.